SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

Long form of Press Release

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

October 22, 2007

Banco Latinoamericano de Exportaciones, S.A.

By:	/s/ Pedro Toll
Name: Pedro Toll Title: Deputy Manager

FOR IMMEDIATE RELEASE

Bladex Reports Third Quarter Net Income of $14.8 million, 32% higher than last year, and Year-to-date Net Income of $56.6 million, 54% higher than last year;
liquidity strengthens

Financial Highlights

Third Quarter 2007 vs. Third Quarter 2006:

•	Net income increased 32% to $14.8 million, and Operating Income(1) increased 76% to $15.2 million.

•	The commercial portfolio grew 19% to $4.0 billion.

Third Quarter 2007 vs. Second Quarter 2007:

•
The 5% increase in net interest income during the quarter was offset by lower trading gains on proprietary asset management, resulting in net income for the quarter of $14.8 million, 45% lower than the $27.0 million reported in the second quarter.

•	The average commercial portfolio rose 5% to $4.0 billion, on disbursements of $2.1 billion, the highest level since the fourth quarter of 2005.

•	The Bank’s liquidity ratio (liquid assets / total assets) strengthened from 5.4% to 7.3%; deposits grew 5% to $1.4 billion. Overall, cost of funds decreased by 1 bp.

•	The loan portfolio's weighted average lending spreads over Libor increased 6 bps; average lending spreads over Libor on new loans disbursed during the quarter increased 19 bps.

•	As of September 30, 2007, the Bank had zero credits in non-accruing or past due status.

Nine Months of 2007 vs. Nine Months of 2006:

•	Net income amounted to $56.6 million, an increase of 54%.

•	Operating income was $55.4 million, an increase of 120%, driven by the Commercial Division’s net interest income, which increased 27%, and Treasury Division’s net revenues, which rose 803%.

•	The Bank’s efficiency ratio improved from 44% to 32%.

•	Annualized operating ROE improved from 5.8% to 12.3%

•	The net interest revenue component of total revenues decreased from 94% to 63%.

(1) Operating income refers to net income, excluding reversals (provisions) for credit losses, and impairment on assets.

Panama City, Republic of Panama, October 22, 2007 - Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX) (“Bladex” or the “Bank”) announced today its results for the third quarter ended September 30, 2007.

The table below depicts selected key financial figures and ratios for the periods indicated (the Bank’s financial statements are prepared in accordance with U.S. GAAP, and all figures are stated in U.S. dollars):

Key Financial Figures

(US$ million, except percentages and per share amounts)	9M06	9M07	3Q06	2Q07	3Q07
Net interest income	$42.1	$51.4	$15.6	$16.7	$17.6
Operating income by business segment:
Commercial Division	$25.1	$30.8	$9.7	$10.1	$10.8
Treasury Division	$0.1	$24.6	$(1.1)	$16.1	$4.5
Operating income	$25.2	$55.4	$8.7	$26.1	$15.2
Net income	$36.8	$56.6	$11.2	$27.0	$14.8

EPS (1)	$0.99	$1.56	$0.31	$0.74	$0.41
Book value per common share	$15.55	$16.89	$15.55	$16.68	$16.89
Return on average equity (“ROE”) p.a.	8.4%	12.6%	7.9%	18.0%	9.6%
Tier 1 capital ratio	27.3%	21.4%	27.3%	21.2%	21.6%
Net interest margin	1.76%	1.72%	1.78%	1.70%	1.65%

Liquid Assets (2) / Total Assets	4.6%	7.3%	4.6%	5.4%	7.3%
Liquid Assets (2) / Total Deposits	14.6%	22.3%	14.6%	16.3%	22.3%

Total assets	$3,521	$4,454	$3,521	$4,205	$4,454
Total stockholders’ equity	$565	$614	$565	$606	$614

(1)	Earnings per share calculations are based on the average number of shares outstanding during each period.

(2)	Excludes cash balances in the proprietary asset management portfolio.

Comments from the Chief Executive Officer

Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding the quarter's results:

"Bladex is benefiting from underlying fundamentals in our markets that remain strong. Trade in Latin America continues growing at a healthy pace, with industry and financial trends in the Region reflecting generally improving macroeconomic conditions.

Bladex's financial performance during the third quarter represents, in my opinion, the strength of the Bank’s business model and franchise. Despite, working in the midst of significant volatility in many sectors of the financial markets, Bladex was able to achieve solid results across most of our businesses.

The Commercial Division capitalized on increasing lending spreads, rising credit demand, an expanded client base, and solid portfolio quality, to post a 7% quarterly improvement in operating income, placing it 23% ahead of 2006 year-to-date results. While it is too early to discern a trend, competitive pressures in the Region’s offshore credit business have generally eased, while pricing levels have improved.

The Treasury Division, coming off a record second quarter, returned to a more normalized performance level, contributing 29% of the quarter's operating income. Significantly, in spite of market dislocations, the trading results from Bladex’s proprietary asset management activities were satisfactory. With four consecutive quarters of positive trading results, we believe the medium-term economics of the business have been established.

Significantly as well, in light of both market conditions and strong loan growth, the Bank further strengthened its ample liquidity position while maintaining stability in the cost of its funding. We intend to carry an especially strong liquidity position as long as volatile conditions in the market warrant it.

While we are satisfied with the success of the expansion and diversification of the Bank’s client base, as well as with the results of transforming the Treasury Division into a revenue center, we remain dissatisfied with both the trend and absolute level of fee income. While Bladex has plans to offset the decline in the letter of credit and guarantee business, we foresee the fees charged on third party asset management, a business line we intend to deploy in the coming months, as providing the most significant short-term source of incremental fees.

In summary terms, with net income through the end of the third quarter running 54% ahead of 2006, Bladex believes that it possesses the market and management momentum needed to continue executing on all aspects of its strategy." Mr. Rivera, concluded.

CONSOLIDATED RESULTS OF OPERATIONS

Net Income

Net income for the third quarter of 2007 amounted to $14.8 million, an increase of 32% from a year ago, and 45% below the level of the previous quarter. The decreased net income figure in the third quarter, with respect to the second quarter, reflects lower gains in the Bank’s Treasury Division, which offset increased net interest income from the Commercial Division.

Year-to-date, net income amounted to $56.6 million, up 54% from the $36.8 million reported during the same period of 2006. This result reflects a 120% increase in operating income, which was driven by the combination of higher gains on the Bank’s proprietary asset management activities, a 22% increase in net interest income (mostly from the Commercial Division), and higher gains on the sale of the available for sale portfolio.

The following graphs illustrate the percentage distribution of the Bank’s operating revenues for the periods indicated:

(1)	Operating revenues refers to net income excluding operating expenses, reversals (provisions) for credit losses, and impairment on assets.

NET INTEREST INCOME AND MARGINS

The table below shows the Bank’s net interest income and net interest margin for the periods indicated:

(In US$ million, except percentages)

	9M06	9M07	3Q06	2Q07	3Q07
Net Interest Income
Commercial Division
Accruing portfolio	$34.7	$46.4	$13.1	$15.4	$16.2
Non-accruing portfolio	2.0	0.0	0.4	0.0	0.0
Commercial Division	$36.7	$46.4	$13.6	$15.4	$16.2
Treasury Division	5.4	5.0	2.0	1.4	1.4
Consolidated	$42.1	$51.4	$15.6	$16.7	$17.6

Net Interest Margin (1)	1.76%	1.72%	1.78%	1.70%	1.65%

(1)	Net interest income divided by average balance of interest-earning assets.

3Q07 vs. 2Q07

Net interest income for the third quarter of 2007 reached $17.6 million, an increase of 5%, driven by higher average balances in the loan portfolio and increased weighted average lending spreads over Libor (6 bps).

The 5 bps decrease in the net interest margin (“NIM”) was driven by the carrying cost of higher cash balances, which offset increased lending spreads in the loan portfolio.

9M07 vs. 9M06

Net interest income for the nine months of 2007 totaled $51.4 million, up $9.3 million, or 22%, from the same period of 2006. The increase in net interest income was the result of higher average balances in the loan portfolio (25%), and increased weighted average lending spreads over Libor (15 bps).

During the period, NIM decreased 4 bps, mainly a result of higher leveraging of the balance sheet, and interest income on non-accrual loans received on a cash basis during 2006, the combination of which offset the impact of higher lending spreads during the period.

FEES AND COMMISSIONS

The following table provides a breakdown of fees and commissions for the periods indicated:

 (In US$ thousands)

	9M06	9M07	3Q06	2Q07	3Q07
Letters of credit	$2,912	$1,947	$1,116	$669	$625
Guarantees	1,174	765	405	250	268
Loans	389	642	180	222	187
Other (1)	196	618	88	385	93
Fees and commissions, net	$4,671	$3,973	$1,790	$1,525	$1,173

(1)	Net of commission expenses.

Net fees and commissions for the third quarter of 2007 decreased 23%, or $352 thousand, compared to the second quarter of 2007, mostly due to lower service fees. In addition, letter of credit fees decrease in-line with lower exposure in higher risk countries.

For the first nine months of 2007 compared to the same period of 2006, net fees and commissions decreased 15%, or $698 thousand, mostly due to lower letter of credit and guarantees activity, partially offset by increased loan fees and other services activities.

PORTFOLIO QUALITY AND PROVISION FOR CREDIT LOSSES

As of September 30, 2007, the Bank had zero credits in non-accruing or past-due status.

As of September 30, 2007, the allowance for credit losses amounted $83.1 million, a $0.7 million increase when compared to the $82.4 million reported as of June 30, 2007. The $0.7 million quarterly increase reflects a $3.6 million increase in the allowance for loan losses, along with a $3.0 million decrease in the reserve for off-balance sheet credits.

The $3.6 million increase in the allowance for loan losses reflects a $3.4 million provision charge due to increased loan balances, partially offset by a $0.3 million recovery on a previously charged-off loan. The $3.0 million decrease in the reserve for losses on off-balance credits mostly reflects decreased letter of credit exposure in higher risk countries.

As of September 30, 2007, the ratio of the allowance for credit losses to the commercial portfolio was 2.1%, unchanged from June 30, 2007, and compared to 2.4% as of September 30, 2006.

The following table depicts information about the allowance for credit losses, for the dates indicated:

(In US$ million)

	30SEP06	31DEC06	31MAR07	30JUN07	30SEP07
Allowance for loan losses:
At beginning of period	$45.2	$49.8	$51.3	$56.6	$69.0
Provisions	4.6	1.5	5.4	6.2	3.4
Recoveries	0.0	0.0	0.0	6.2	0.3
End of period balance	$49.8	$51.3	$56.6	$69.0	$72.6

Reserve for losses on off-balance sheet credit risk:
Balance at beginning of the year	$37.3	$30.1	$27.2	$21.0	$13.5
Provisions (reversals)	(7.2)	(2.9)	(6.2)	(7.6)	(3.0)
End of period balance	$30.1	$27.2	$21.0	$13.5	$10.5

Total allowance for credit losses	$79.9	$78.5	$77.6	$82.4	$83.1

OPERATING EXPENSES AND EFFICIENCY LEVEL

The following table shows a breakdown of the operating expenses’ components for the periods indicated:

(In US$ thousands)

	9M06	9M07	3Q06	2Q07	3Q07
Salaries and other employee expenses	$11,020	$15,362	$3,995	$6,234	$4,865
Depreciation	860	1,887	464	639	621
Professional services	1,971	2,556	502	1,223	593
Maintenance and repairs	824	818	350	279	249
Other operating expenses	4,993	5,877	1,709	1,887	2,326
Total Operating Expenses	$19,668	$26,500	$7,020	$10,262	$8,652

3Q07 vs. 2Q07

The $1.6 million decrease in operating expenses was driven mostly by a $1.4 million decrease in the variable compensation provision related to the Bank’s proprietary asset management activities, and a $0.6 million decrease in professional services due to lower legal expenses, partially offset by a $0.4 million increase in other operating expenses.

9M07 vs. 9M06

Operating expenses increased by $6.8 million, or 35%, principally due to:

1)	$2.7 million increase in deferred variable compensation of the Bank's proprietary asset management team, in line with the solid performance of this business line;

2)	$1.0 million increase in depreciation expenses related to the new technology platform;

3)	$0.9 million in new hirings to support business growth;

4)	$0.7 million additional performance-based variable compensation provision for business lines other than proprietary asset management;

5)	$0.6 million increase in professional services mostly due to legal expenses and the renewal of the Bank’s EMTN Program;

6)	$0.5 million increase in restricted stock based compensation for the Board of Directors; and

7)	$0.4 million increase in business travel expenses and marketing.

PERFORMANCE AND CAPITAL RATIOS

The following table shows capital amounts and ratios at the dates indicated:

(US$ million, except percentages)

	30SEP06	30JUN07	30SEP07
Tier 1 Capital	$565	$606	$614
Total Capital	$591	$642	$650
Risk-weighted assets	$2,072	$2,862	$2,850
Tier 1 Capital Ratio (*)	27.3%	21.2%	21.6%
Total Capital Ratio (*)	28.5%	22.4%	22.8%
Leverage ratio (capital / total assets)	16.0%	14.4%	13.8%

(*)	Ratios are calculated based on U.S. Federal Reserve Board and Basel I capital adequacy guidelines.

The following table sets forth the annualized return on average stockholders’ equity and the return on average assets for the periods indicated:

	9M06	9M07	3Q06	2Q07	3Q07
ROE (return on average stockholders’ equity)	8.4%	12.6%	7.9%	18.0%	9.6%
ROA (return on average assets)	1.5%	1.9%	1.3%	2.7%	1.4%

BUSINESS SEGMENT ANALYSIS

Commercial Division

The Commercial Division incorporates the Bank’s financial intermediation and fee generation activities. Operating income from the Commercial Division includes net interest income from loans, fee income, and allocated operating expenses.

The following table shows Operating income components of the Commercial Division for the periods indicated:

(US$ million)	9M06	9M07	3Q06	2Q07	3Q07
Commercial Division:
Net interest income	$36.7	$46.4	$13.6	$15.4	$16.2
Non-interest operating income	4.7	3.9	1.8	1.4	1.1
Operating revenues	$41.1	$50.3	$15.4	$16.8	$17.4
Operating expenses	(16.3)	(19.5)	(5.6)	(6.7)	(6.6)
Operating income	$25.1	$30.8	$9.7	$10.1	$10.8

Quarterly Variation

Operating income from the Commercial Division for the third quarter of 2007 reached $10.8 million, a 7% increase compared to the second quarter of 2007. This increase was primarily attributed to a 6% increase in net interest income driven by a 3% increase in the average loan portfolio and higher weighted average lending spreads over Libor (6 bps). Compared to the third quarter of 2006, operating income from the Commercial Division increased 10%, primarily due to a 20% increase in net interest income, driven by higher average loan balances and lending spreads.

Nine Month Variation

For the first nine months of 2007, the Commercial Division’s operating income amounted to $30.8 million, an increase of 23% compared to the same period of 2006, reflecting a 25% increase in the average loan portfolio. Excluding the impact of net revenues from the 2006 impaired portfolio, operating income increased 32%. The Bank no longer carries any impaired credits on its books, and thus, has not recognized revenues from such assets in 2007.

As of September 30, 2007, the Bank’s commercial portfolio totaled $4.0 billion, up 2% from June 30, 2007, and up 19% from September 30, 2006.

The Bank’s average commercial portfolio for the third quarter of 2007 was $4.0 billion, 5% higher than the prior quarter. The following graph shows the average commercial portfolio for the periods indicated:

See Exhibit X for information related to the Bank’s commercial portfolio distribution by country.

During the third quarter of 2007, the Bank disbursed $2.1 billion, the highest amount of quarterly disbursements since the fourth quarter of 2005. Please refer to Exhibit XII for the Bank’s distribution of credit disbursements by country.

As of September 30, 2007, the corporate market segment represented 50% of the Bank’s total commercial portfolio, compared to 49% as of June 30, 2007, and 40% a year ago. On September 30, 2007, 71% of the corporate portfolio represented trade financing.

The commercial portfolio as a whole continues to be short-term and trade-related in nature, with 70% maturing within one year, and 66% representing trade financing operations.

Treasury Division

The Treasury Division incorporates the Bank’s investment securities, as well as proprietary asset management activities. Operating income from the Treasury Division is presented net of allocated operating expenses, and includes net interest income on securities, gains and losses on derivatives and hedging activities, securities sales and trading, and foreign exchange transactions.

The following table shows Operating income components of the Treasury Division for the periods indicated:

(US$ million)	9M06	9M07	3Q06	2Q07	3Q07
Treasury Division:
Net interest income	$5.4	$5.0	$2.0	$1.4	$1.4
Non-interest operating income	(1.9)	26.6	(1.7)	18.2	5.1
Operating revenues	$3.5	$31.6	$0.3	$19.6	$6.5
Operating expenses	(3.4)	(7.0)	(1.4)	(3.5)	(2.0)
Operating income	$0.1	$24.6	$(1.1)	$16.1	$4.5

Quarterly Variation

During the third quarter of 2007, operating income from the Treasury Division amounted to $4.5 million, compared to $16.1 million in the second quarter of 2007. The $11.6 million quarterly decrease in operating income was due to lower trading gains on the Bank’s proprietary asset management activity, and to lower gains on the sale of securities available for sale. The Treasury Division’s net interest income was unchanged from the previous quarter.

Compared to the third quarter of 2006, operating income from the Treasury Division increased $5.6 million (521%), mostly due to trading gains on asset management activities.

Nine Month Variation

For the first nine months of 2007, the Treasury Division’s operating income amounted to $24.6 million, compared to $0.1 million for the same period of 2006, reflecting higher gains from asset management activities and from sales in the available for sale portfolio.

Securities Portfolio, Deposits and Liquidity

The securities portfolio (including investment securities available for sale, securities held to maturity and trading securities) totaled $519 million, a 67% increase from June 30, 2007. As of September 30, 2007, the securities portfolio represented 11% of the Bank’s total credit portfolio, and consisted of Latin American securities (please refer to Exhibit XI for a per country distribution of the investment securities in the available for sale portfolio).

As of September 30, 2007, deposit balances were $1.4 billion, a $68 million (5%) increase over the previous quarter, and $345 million (31%) higher than on September 30, 2006. The increases reflect mostly higher deposits from central banks in the Region. The increase in the deposit balances, along with marginally lower weighted average spreads over Libor costs on borrowings, contributed to a 1 bp decrease in the overall cost of funds during the quarter.

In response to market conditions, the Bank strengthened its liquidity during the quarter, as reflected in the liquidity ratio (liquid assets / total assets), which increased from 5.4% to 7.3% (the Bank excludes cash balances at its proprietary asset management activity from its liquidity management and ratios).

OTHER EVENTS

•
Memorandum of Understanding with FIMBank p.l.c.: On August 9, 2007 the Bank signed a memorandum of understanding with FIMBank p.l.c. to establish a joint venture company that will offer full factoring services to companies, banks and other financial institutions in Latin America, with a focus on both international and domestic markets. The factoring business offers an attractive growth opportunity in Latin America for Bladex and FIMBank as companies seek to translate discount receivables into improved cash flows.

•
Quarterly Common Dividend Payment: On October 5, 2007 the Bank paid a regular quarterly dividend of US$0.22 per share pertaining to the third quarter to stockholders of record as of September 25, 2007.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing interest rates and of improving macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace large deposit withdrawals.

About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region. Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors. Through September 30, 2007, Bladex had disbursed accumulated credits of over $150 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Monday, October 22, 2007, at 11:00 a.m., New York City time (Eastern Time). For those interested in participating, please dial (888) 335-5539 in the United States or, if outside the United States, (973) 582-2857. Participants should use conference ID# 9261663, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at www.blx.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through October 29, 2007. Please dial (877) 519-4471 or (973) 341-3080, and follow the instructions. The Conference ID# for the replayed call is 9261663.

For more information, please access www.blx.com or contact:

Mr. Carlos Yap S.
Chief Financial Officer
Bladex
Calle 50 y Aquilino de la Guardia
P.O. Box: 0819-08730
Panama City, Panama
Tel: (507) 210-8563
Fax: (507) 269-6333
e-mail address: cyap@blx.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
82 Wall Street, Suite 805
New York, NY 10005
Tel: (212) 406-3690
e-mail address: bladex@i-advize.com

EXHIBIT I

CONSOLIDATED BALANCE SHEETS

	AT THE END OF,
	(A)	(B)	(C)
	Sep. 30, 2006	Jun. 30, 2007	Sep. 30, 2007	(C) - (B) CHANGE	%	(C) - (A) CHANGE	%
	(In US$ million)
ASSETS
Cash and due from banks	$147	$326	$441	$115	35%	$294	201%
Trading assets	88	143	50	(93)	(65)	(38)	(43)
Securities available for sale	330	168	469	300	178	139	42
Securities held to maturity	135	0	0	0	0	(135)	(100)
Loans	2,794	3,415	3,495	79	2	701	25
Less:
Allowance for loan losses	(50)	(69)	(73)	(4)	5	(23)	46
Unearned income and deferred loan fees	(4)	(4)	(6)	(1)	35	(1)	29
Loans, net	2,740	3,342	3,416	74	2	677	25

Customers' liabilities under acceptances	13	21	4	(17)	(81)	(9)	(71)
Premises and equipment, net	8	10	10	0	3	2	20
Accrued interest receivable	49	52	53	1	2	4	8
Other assets	11	144	11	(133)	(92)	(0)	(3)

TOTAL ASSETS	$3,521	$4,205	$4,454	$249	6%	$933	26%

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
Demand	$105	$109	$93	($16)	(14)%	($11)	(11)
Time	999	1,272	1,355	83	7	356	36
Total Deposits	1,104	1,381	1,448	68	5	345	31

Securities sold under repurchase agreements	439	113	364	251	222	(75)	(17)
Short-term borrowings	770	945	966	22	2	197	26
Medium and long-term debt and borrowings	462	813	937	124	15	475	103
Trading liabilities	64	178	11	(167)	(94)	(53)	(83)
Acceptances outstanding	13	21	4	(17)	(81)	(9)	(71)
Accrued interest payable	32	36	38	2	6	6	20
Reserve for losses on off-balance sheet credit risk.	30	13	10	(3)	(22)	(20)	(65)
Other liabilities	44	99	61	(39)	(39)	17	39
TOTAL LIABILITIES	$2,956	$3,599	$3,839	$241	7%	$883	30%

STOCKHOLDERS' EQUITY
Common stock, no par value, assigned value of US$6.67	280	280	280
Additional paid-in capital in exces of assigned value	135	135	135
Capital reserves	95	95	95
Retained earnings	191	231	238
Accumulated other comprehensive income	(1)	(1)	(0)
Treasury stock	(135)	(134)	(134)

TOTAL STOCKHOLDERS' EQUITY	$565	$606	$614	$8	1%	$49	9%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,521	$4,205	$4,454	$249	6%	$933	26%

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)
	Sep. 30, 2006	Jun. 30, 2007	Sep. 30, 2007	(C) - (B) CHANGE	%	(C) - (A) CHANGE	%
	(In US$ thousand, except per share data)
INCOME STATEMENT DATA:
Interest income	$54,268	$63,243	$68,641	$5,399	9%	$14,373	26%
Interest expense	(38,687)	(46,497)	(51,020)	(4,522)	10	(12,333)	32

NET INTEREST INCOME	15,582	16,745	17,622	876	5	2,040	13

Provision for loan losses	(4,575)	(6,235)	(3,384)	2,851	(46)	1,191	(26)

NET INTEREST INCOME AFTER PROVISION
FOR LOAN LOSSES	11,006	10,510	14,237	3,727	35	3,231	29

OTHER INCOME (EXPENSE):
Reversal for losses on off-balance sheet credit risk	7,158	7,581	2,964	(4,617)	(61)	(4,194)	(59)
Fees and commissions, net	1,790	1,525	1,173	(352)	(23)	(617)	(34)
Derivatives and hedging activities	(63)	1	(294)	(295)	n.m.	(230)	363
Impairment on assets	0	(500)	0	500	(100)	0	n.m.	(*	)
Trading gains	(1,594)	14,278	5,104	(9,174)	(64)	6,698	420
Net gains on sale of securities available for sale.	0	3,906	288	(3,618)	(93)	288	n.m.	(*	)
Gain (loss) on foreign currency exchange	(57)	(56)	(9)	47	(83)	47	83
Other income, net	30	0	17	17	n.m.	(13)	(43)
NET OTHER INCOME (EXPENSE)	7,263	26,734	9,242	(17,492)	(65)	1,980	27

OPERATING EXPENSES:
Salaries and other employee expenses	(3,995)	(6,234)	(4,865)	1,369	(22)	(870)	22
Depreciation of premises and equipment	(464)	(639)	(621)	19	(3)	(157)	34
Professional services	(502)	(1,223)	(593)	630	(52)	(91)	18
Maintenance and repairs	(350)	(279)	(249)	30	(11)	101	(29)
Other operating expenses	(1,709)	(1,887)	(2,326)	(439)	23	(616)	36
TOTAL OPERATING EXPENSES	(7,020)	(10,262)	(8,652)	1,609	(16)	(1,632)	23

NET INCOME	$11,249	$26,983	$14,827	($12,156)	(45)%	$3,578	32%

PER COMMON SHARE DATA:
Net income per share	0.31	0.74	0.41
Diluted earnings per share	0.31	0.73	0.40

Average basic shares	36,335	36,335	36,363
Average diluted shares	36,859	37,062	37,076

PERFORMANCE RATIOS:
Return on average assets	1.3%	2.7%	1.4%
Return on average stockholders' equity	7.9%	18.0%	9.6%
Net interest margin	1.78%	1.70%	1.65%
Net interest spread	0.78%	0.76%	0.73%
Operating expenses to total average assets	0.79%	1.01%	0.80%

(*)	"n.m." means not meaningful.

EXHIBIT III

SUMMARY OF CONSOLIDATED FINANCIAL DATA
(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)

	FOR THE NINE MONTHS ENDED SEPTEMBER 30,
	2006	2007
(In US$ thousand, except per share amounts & ratios)
INCOME STATEMENT DATA:
Net interest income	$42,099	$51,443
Fees and commissions, net	4,671	3,973
Reversal of provision for loan and off-balance sheet credit losses, net	11,622	1,730
Derivatives and hedging activities	(340)	(777)
Impairment on assets	0	(500)
Trading gains	(3,970)	20,389
Net gains on sale of securities available for sale	2,568	6,894
Gain (loss) on foreign currency exchange	(186)	(65)
Other income, net	36	58
Operating expenses	(19,668)	(26,500)
NET INCOME	$36,832	$56,644

BALANCE SHEET DATA (In US$ millions):
Investment securities and trading assets	553	519
Loans, net	2,740	3,416
Total assets	3,521	4,454
Deposits.	1,104	1,448
Securities sold under repurchase agreements	439	364
Short-term borrowings	770	966
Medium and long-term debt and borrowings	462	937
Trading liabilities	64	11
Total liabilities	2,956	3,839
Stockholders' equity	565	614

PER COMMON SHARE DATA:
Net income per share	0.99	1.56
Diluted earnings per share	0.97	1.53
Book value (period average)	15.64	16.54
Book value (period end)	15.55	16.89

(In US$ thousand):
Average basic shares	37,312	36,343
Average diluted shares	37,814	37,043
Basic shares period end	36,328	36,370

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	1.5%	1.9%
Return on average stockholders' equity	8.4%	12.6%
Net interest margin	1.76%	1.72%
Net interest spread	0.69%	0.79%
Operating expenses to total average assets	0.81%	0.87%

ASSET QUALITY RATIOS:
Non-accruing loans to total loans, net of discounts (1)	0.1%	0.0%
Charge offs net of recoveries to total loan portfolio (1)	0.0%	-0.2%
Allowance for loan losses to total loan portfolio (1)	1.8%	2.1%

Allowance for losses on off-balance sheet credit risk to total contingencies	5.1%	2.0%

CAPITAL RATIOS:
Stockholders' equity to total assets	16.0%	13.8%
Tier 1 capital to risk-weighted assets	27.3%	21.6%
Total capital to risk-weighted assets	28.5%	22.8%

(1)	Loan portfolio is presented net of unearned income and deferred loan fees.

EXHIBIT IV

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE NINE MONTHS
	ENDED SEPTEMBER 30,
	2006	2007	CHANGE	%
INCOME STATEMENT DATA:
Interest income	$140,334	$192,877	$52,543	37%
Interest expense	(98,235)	(141,434)	(43,199)	44

NET INTEREST INCOME	42,099	51,443	9,344	22

Provision for loan losses	(10,320)	(14,974)	(4,653)	45

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	31,779	36,470	4,691	15

OTHER INCOME (EXPENSE):
Reversal for losses on off-balance sheet credit risk	21,943	16,703	(5,240)	(24)
Fees and commissions, net	4,671	3,973	(698)	(15)
Derivatives and hedging activities	(340)	(777)	(437)	129
Impairment on assets	0	(500)	(500)	n.m.	(*	)
Trading gains	(3,970)	20,389	24,359	614
Net gains on sale of securities available for sale	2,568	6,894	4,325	168
Gain (loss) on foreign currency exchange	(186)	(65)	121	(65)
Other income, net	36	58	22	62
NET OTHER INCOME (EXPENSE)	24,721	46,674	21,953	89

OPERATING EXPENSES:
Salaries and other employee expenses	(11,020)	(15,362)	(4,342)	39
Depreciation of premises and equipment	(860)	(1,887)	(1,028)	120
Professional services	(1,971)	(2,556)	(584)	30
Maintenance and repairs	(824)	(818)	6	(1)
Other operating expenses	(4,993)	(5,877)	(885)	18
TOTAL OPERATING EXPENSES	(19,668)	(26,500)	(6,832)	35

NET INCOME	$36,832	$56,644	$19,812	54%

(*)	"n.m." means not meaningful.

EXHIBIT V

 CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	September 30, 2006			June 30, 2007					September 30, 2007
	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE			AVERAGE BALANCE	INTEREST	AVG. RATE
	(In US$ million)
INTEREST EARNING ASSETS
Interest-bearing deposits with banks	$200	$2.7	5.28%	$290	$4.0	5.50%			$372	$5.0	5.24%
Loans, net of unearned income & deferred loan fees	2,741	43.7	6.24	3,321	54.1	6.44			3,433	57.4	6.54
Impaired loans	22	0.7	12.19	0	0.0	n.m.	(*	)	0	0.0	n.m.	(*	)
Trading assets	33	0.2	2.54	110	1.6	5.80			68	0.7	4.15
Investment securities	469	7.0	5.80	241	3.6	5.84			353	5.6	6.18

TOTAL INTEREST EARNING ASSETS	$3,465	$54.3	6.13%	$3,961	$63.2	6.32%			$4,226	$68.6	6.36%

Non interest earning assets	79			75					83
Allowance for loan losses	(45)			(56)					(69)
Other assets	23			76					64

TOTAL ASSETS	$3,522			$4,055					$4,304

INTEREST BEARING LIABILITITES

Deposits	$1,205	$16.3	5.28%	$1,341	$18.1	5.33%			$1,416	$19.4	5.36%
Trading liabilities	31	0.4	4.52	88	1.4	6.24			44	0.9	7.99

Securities sold under repurchase agreement and short-term borrowings	1,132	15.3	5.30	1,123	15.6	5.49			1,211	17.0	5.50
Medium and long-term debt and borrowings	465	6.7	5.65	760	11.5	5.98			879	13.7	6.10

TOTAL INTEREST BEARING LIABILITIES	$2,832	$38.7	5.34%	$3,311	$46.5	5.56%			$3,550	$51.0	5.62%

Non interest bearing liabilities and other liabilities	$126			$142					142

TOTAL LIABILITIES	2,958			3,453					3,692

STOCKHOLDERS' EQUITY	564			603					612

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,522			$4,055					$4,304

NET INTEREST SPREAD			0.78%			0.76%					0.73%

NET INTEREST INCOME AND NET INTEREST MARGIN		$15.6	1.78%		$16.7	1.70%				$17.6	1.65%

(*)	"n.m." means not meaningful.

EXHIBIT VI

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE NINE MONTHS ENDED,
	September 30, 2006			September 30, 2007
	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE
	(In US$ million)
INTEREST EARNING ASSETS
Interest-bearing deposits with banks	$190	$7.0	4.88%	$297	$12.0	5.34%
Loans, net of unearned income & deferred loan fees	2,586	113.9	5.81	3,275	161.5	6.50
Impaired loans	24	2.7	14.89	0	0.0	n.m.	(*	)
Trading assets	24	0.9	4.87	100	4.9	6.39
Investment securities	365	15.9	5.72	324	14.5	5.91

TOTAL INTEREST EARNING ASSETS	$3,190	$140.3	5.80%	$3,997	$192.9	6.36%

Non interest earning assets	89			85
Allowance for loan losses	(42)			(59)
Other assets	19			61

TOTAL ASSETS	$3,256			$4,084

INTEREST BEARING LIABILITITES

Deposits	$1,110	$41.7	4.96%	$1,306	$52.8	5.33%
Trading liabilities	22	1.1	6.40	63	3.2	6.76
Securities sold under repurchase agreement and short-term borrowings	902	34.6	5.06	1,232	51.3	5.49
Medium and long-term debt and borrowings	499	20.8	5.49	744	34.1	6.05

TOTAL INTEREST BEARING LIABILITIES	$2,533	$98.2	5.11%	$3,345	$141.4	5.58%

Non interest bearing liabilities and other liabilities	$139			138

TOTAL LIABILITIES	2,672			3,483

STOCKHOLDERS' EQUITY	584			601

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,256			$4,084

NET INTEREST SPREAD			0.69%			0.79%

NET INTEREST INCOME AND NET INTEREST MARGIN		$42.1	1.76%		$51.4	1.72%

(*)	"n.m." means not meaningful.

EXHIBIT VII

CONSOLIDATED STATEMENT OF INCOME
(In US$ thousand, except ratios)

	NINE MONTHS	FOR THE THREE MONTHS ENDED					NINE MONTHS
	ENDED						ENDED
	SEP 30/06	SEP 30/06	DEC 31/06	MAR 31/07	JUN 30/07	SEP 30/07	SEP 30/07
INCOME STATEMENT DATA:
Interest income	$140,334	$54,268	$63,016	$60,993	$63,243	$68,641	$192,877
Interest expense	(98,235)	(38,687)	(46,278)	(43,917)	(46,497)	(51,020)	(141,434)
NET INTEREST INCOME	42,099	15,582	16,738	17,076	16,745	17,622	51,443

Provision for loan losses	(10,320)	(4,575)	(1,526)	(5,354)	(6,235)	(3,384)	(14,974)

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES .	31,779	11,006	15,212	11,722	10,510	14,237	36,470

OTHER INCOME (EXPENSE):
Reversal for losses on off-balance sheet credit risk	21,943	7,158	2,949	6,158	7,581	2,964	16,703
Fees and commissions, net	4,671	1,790	1,722	1,275	1,525	1,173	3,973
Derivatives and hedging activities	(340)	(63)	115	(485)	1	(294)	(777)
Recoveries (impairment) on assets	0	0	5,551	0	(500)	0	(500)
Trading gains (losses)	(3,970)	(1,594)	4,849	1,008	14,278	5,104	20,389
Net gains on sale of securities available for sale	2,568	0	0	2,699	3,906	288	6,894
Gain (loss) on foreign currency exchange	(186)	(57)	(67)	1	(56)	(9)	(65)
Other income, net	36	30	0	41	0	17	58
NET OTHER INCOME (EXPENSE)	24,721	7,263	15,118	10,697	26,734	9,242	46,674

TOTAL OPERATING EXPENSES	(19,668)	(7,020)	(9,261)	(7,586)	(10,262)	(8,652)	(26,500)

NET INCOME	$36,832	$11,249	$21,070	$14,834	$26,983	$14,827	$56,644

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Net income per share	$0.99	$0.31	$0.58	$0.41	$0.74	$0.41	$1.56

PERFORMANCE RATIOS
Return on average assets	1.5%	1.3%	2.2%	1.5%	2.7%	1.4%	1.9%
Return on average stockholders' equity	8.4%	7.9%	14.5%	10.2%	18.0%	9.6%	12.6%
Net interest margin	1.76%	1.78%	1.76%	1.82%	1.70%	1.65%	1.72%
Net interest spread	0.69%	0.78%	0.76%	0.88%	0.76%	0.73%	0.79%
Operating expenses to average assets	0.81%	0.79%	0.96%	0.79%	1.01%	0.80%	0.87%

EXHIBIT VIII

BUSINESS SEGMENT ANALYSIS
(In US$ million)

	FOR THE NINE MONTHS ENDED		FOR THE THREE MONTHS ENDED
	SEP 30/06	SEP 30/07	SEP 30/06	JUN 30/07	SEP 30/07
COMMERCIAL DIVISION:

Net interest income	$36.7	$46.4	$13.6	$15.4	$16.2
Non-interest operating income (1)	4.7	3.9	1.8	1.4	1.1
Operating expenses (2)	(16.3)	(19.5)	(5.6)	(6.7)	(6.6)
Operating income (3)	25.1	30.8	9.7	10.1	10.8
Reversal of provision for loan and off-balance sheet credit losses, net	11.6	1.7	2.6	1.3	(0.4)
Impairment on assets	0.0	(0.5)	0.0	(0.5)	0.0

NET INCOME	$36.7	$32.1	$12.3	$10.9	$10.3

Commercial Average Interest-Earning Assets:
Total average interest-earning assets (4)	2,610	3,275	2,763	3,321	3,433

TREASURY DIVISION:

Net interest income	5.4	5.0	2.0	1.4	1.4
Non-interest operating income (1)	(1.9)	26.6	(1.7)	18.2	5.1
Operating expenses (2)	(3.4)	(7.0)	(1.4)	(3.5)	(2.0)
Operating income (3)	0.1	24.6	(1.1)	16.1	4.5

NET INCOME	$0.1	$24.6	($1.1)	$16.1	$4.5

Treasury Average Interest-Earning Assets:
Cash and due from banks	190	297	200	290	372
Securities available for sale and securities held to maturity	365	324	469	241	353
Trading assets	24	100	33	110	68

Total average interest-earning assets (5)	580	722	702	640	793

CONSOLIDATED:

Net interest income	42.1	51.4	15.6	16.7	17.6
Non-interest operating income (1)	2.8	30.5	0.1	19.7	6.3
Operating expenses (2)	(19.7)	(26.5)	(7.0)	(10.3)	(8.7)
Operating income (3)	25.2	55.4	8.7	26.1	15.2
Reversal of provision for loan and off-balance sheet credit losses, net	11.6	1.7	2.6	1.3	(0.4)
Impairment on assets	0.0	(0.5)	0.0	(0.5)	0.0

NET INCOME	$36.8	$56.6	$11.2	$27.0	$14.8

Total average interest-earning assets	$3,190	$3,997	$3,465	$3,961	$4,226

The bank has aligned its operations into two major business segments, based on the nature of clients, products and on credit risk standards.

The Commercial division primarily provides foreign trade and working capital financing to Latin American banks and exporting corporations, through loans, letters of credit, and acceptances, guarantees covering commercial and country risk, and credit commitments. This area also covers trade related services to its Latin American clients, such as payments and e-learning.

The Treasury division is responsible for managing the Bank's asset and liability position, liquidity, secondary market available for sale portfolio, the proprietary trading desk, and, currency and interest rate risk.

Interest expenses are allocated based on average credits.

(1) Non-interest operating income consists of net other income (expense), excluding reversals (provisions) for credit losses and impairment on assets

(2) Operating expenses are calculated based on average credits.

(3) Operating income refers to net income excluding reversals (provisions) for credit losses and impairment on assets.

(4) Includes loans, net of unearned income and deferred loan fees.

(5) Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale and held to maturity, trading securities.

EXHIBIT IX

CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	30 SEP 06		30 JUN 07		30 SEP 07		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(C) - (B)	(C) - (A)
ARGENTINA	$148	4.0	$247	6.0	$346	7.7	$100	$198
BOLIVIA	5	0.1	5	0.1	5	0.1	0	0
BRAZIL	1,521	40.6	1,467	35.7	1,817	40.4	351	296
CHILE	226	6.0	161	3.9	113	2.5	(48)	(113)
COLOMBIA	198	5.3	347	8.5	457	10.1	110	259
COSTA RICA	138	3.7	63	1.5	91	2.0	28	(47)
DOMINICAN REPUBLIC	98	2.6	108	2.6	142	3.2	34	44
ECUADOR	168	4.5	136	3.3	78	1.7	(59)	(90)
EL SALVADOR	94	2.5	32	0.8	43	1.0	11	(51)
GUATEMALA	82	2.2	102	2.5	94	2.1	(8)	11
HONDURAS	42	1.1	50	1.2	46	1.0	(4)	4
JAMAICA	67	1.8	38	0.9	50	1.1	12	(17)
MEXICO	238	6.3	390	9.5	375	8.3	(15)	138
NICARAGUA	9	0.2	12	0.3	17	0.4	5	8
PANAMA	271	7.2	178	4.3	226	5.0	49	(45)
PERU	224	6.0	465	11.3	331	7.3	(134)	107
TRINIDAD & TOBAGO	147	3.9	142	3.5	72	1.6	(70)	(75)
URUGUAY	0	0.0	0	0.0	3	0.1	3	3
VENEZUELA	72	1.9	159	3.9	192	4.3	33	119
OTHER	0	0.0	5	0.1	5	0.1	0	5
TOTAL CREDIT PORTFOLIO (1)	$3,748	100%	$4,106	100%	$4,503	100%	$397	$755

UNEARNED INCOME AND COMMISSION (2)	(4)		(4)		(6)		(1)	(1)

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED
INCOME AND COMMISSION	$3,744		$4,102		$4,498		$396	$754

(1)
Includes book value of loans, fair value of selected investment securities, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks, credit default swaps and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT X

COMMERCIAL PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	30 SEP 06		30 JUN 07		30 SEP 07		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(C) - (B)	(C) - (A)
ARGENTINA	$139	4.1	$232	5.9	$327	8.1	$95	$188
BOLIVIA	5	0.1	5	0.1	5	0.1	0	0
BRAZIL	1,390	41.0	1,400	35.6	1,593	39.5	192	203
CHILE	194	5.7	119	3.0	71	1.8	(48)	(123)
COLOMBIA	115	3.4	344	8.7	362	9.0	18	248
COSTA RICA	138	4.1	63	1.6	91	2.2	28	(47)
DOMINICAN REPUBLIC	98	2.9	93	2.4	127	3.2	34	30
ECUADOR	168	4.9	136	3.5	78	1.9	(59)	(90)
EL SALVADOR	89	2.6	32	0.8	43	1.1	11	(46)
GUATEMALA	82	2.4	102	2.6	94	2.3	(8)	11
HONDURAS	42	1.2	50	1.3	46	1.1	(4)	4
JAMAICA	67	2.0	38	1.0	50	1.2	12	(17)
MEXICO	163	4.8	379	9.6	359	8.9	(20)	196
NICARAGUA	9	0.3	12	0.3	17	0.4	5	8
PANAMA	251	7.4	158	4.0	167	4.1	9	(84)
PERU	224	6.6	465	11.8	331	8.2	(134)	107
TRINIDAD & TOBAGO	147	4.3	142	3.6	72	1.8	(70)	(75)
URUGUAY	0	0.0	0	0.0	3	0.1	3	3
VENEZUELA	72	2.1	159	4.0	192	4.8	33	119
OTHER	0	0.0	5	0.1	5	0.1	0	5
TOTAL COMMERCIAL PORTFOLIO (1)	$3,393	100%	$3,935	100%	$4,032	100%	$97	$639

UNEARNED INCOME AND COMMISSION (2)	(4)		(4)		(6)		(1)	(1)

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED
INCOME AND COMMISSION	$3,388		$3,931		$4,026		$95	$638

(1)
Includes book value of loans, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT XI

AVAILABLE FOR SALE PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)	(B)	(C)
COUNTRY	Sep. 30, 2006	Jun. 30, 2007	Sep. 30, 2007	(C) - (B)	(C) - (A)
ARGENTINA	$9	$15	$20	$5	$10
BRAZIL	131	67	225	158	94
CHILE	32	42	42	0	11
COLOMBIA	83	0	92	92	8
DOMINICAN REPUBLIC	0	15	15	0	15
EL SALVADOR	5	0	0	0	(5)
MEXICO	49	11	17	6	(33)
PANAMA	20	20	59	40	39

TOTAL AVAILABLE FOR SALE PORTFOLIO	$330	$168	$469	$300	$139

EXHIBIT XII

CREDIT DISBURSEMENTS
DISTRIBUTION BY COUNTRY
(In US$ million)

	QUARTERLY INFORMATION
	(A)	(B)	(C)
COUNTRY	3QTR06	2QTR07	3QTR07	(C) - (B)	(C) - (A)
ARGENTINA	$102	$108	$151	$43	$49
BOLIVIA	5	0	5	5	0
BRAZIL	369	369	690	321	321
CHILE	55	73	61	(12)	7
COLOMBIA	32	177	117	(59)	85
COSTA RICA	110	70	82	12	(28)
DOMINICAN REPUBLIC	200	128	177	49	(24)
ECUADOR	146	111	50	(62)	(96)
EL SALVADOR	27	20	14	(6)	(14)
GUATEMALA	33	48	55	7	22
HONDURAS	30	51	32	(19)	2
JAMAICA	59	45	61	16	2
MEXICO	172	259	92	(167)	(80)
NICARAGUA	6	2	15	13	9
PANAMA	44	38	85	47	41
PERU	212	411	272	(139)	60
TRINIDAD & TOBAGO	218	89	31	(58)	(187)
URUGUAY	0	0	3	3	3
VENEZUELA	225	19	44	25	(181)
OTHER	0	5	104	99	104
TOTAL CREDIT DISBURSED	$2,045	$2,024	$2,140	$116	$95

(1)
Includes book value of loans, fair value of selected investment securities, and contingencies (including confirmed letters of credit, stand-by letters of credit, guarantees covering commercial and country risks, credit default swaps and credit commitments).